FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

     Report of Foreign Issuer

Pursuant to Rule 13a-16 OR 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
 (Translation of registrant’s Name into English)

84, GRAND RUE L-1660 LUXEMBOURG ,
GRAND-DUCHY OF LUXEMBOURG
 (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “APPOINTMENT AND RESIGNATION OF DIRECTORS; FORMATION OF AUDIT COMMITTEE”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Dated: July 29, 2005	By: /s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla
Title: Chief Executive Officer

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
 Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
 FOR IMMEDIATE RELEASE

APPOINTMENT AND RESIGNATION OF DIRECTORS; FORMATION OF AUDIT
COMMITTEE

LUXEMBOURG – JULY 29, 2005 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (the “Company”) today announced that, in connection with the formation of an audit committee composed of independent directors, Messrs. Gonzalo Tanoira and Diego Miguens resigned as directors of the Company and Messrs. Floreal Horacio Crespo and Alexander James Christopher Harper have been coopted as replacement directors, respectively, by the board of directors of the Company.

The Company announced that it had formed an audit committee consisting of four independent directors in compliance with the rules and regulations of the U.S. Securities and Exchange Commission and the listing standards of the New York Stock Exchange. The audit committee will consist of Messrs. Floreal Horacio Crespo, Alexander James Christopher Harper, Gustavo Alfredo Horacio Ferrari and Alvaro Antonio Cardoso de Souza. The board of directors has determined that Mr. Floreal Horacio Crespo is an audit committee financial expert (as defined by the rules of the U.S. Securities and Exchange Commission).

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 87.6 percent of Quilmes International (Bermuda) (“QIB”). The remaining 12.4 percent stake is held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas — AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell the AmBev brands in Argentina, Bolivia, Paraguay and Uruguay. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.quinsa.com or www.quinsa.com.ar

Forward-Looking Statements

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customers' demand for the Company's products, changes in raw material, labor, equipment and transportation costs and availability, changes in customer orders, pricing actions by the Company's competitors, disagreements between the Company’s controlling shareholders and general changes in economic conditions. Risks associated with forward-looking statements are more fully described in the Company's filings with the U.S. Securities and Exchange Commission. The Company assumes no duty to update its outlook statements as of any future date.

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